Exhibit 17.1

July 19, 2013

Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, CA 92020

Re:           Resignation as Chairman and Director

I, Dave Pfanzelter, hereby voluntarily tender my resignation as a member and Chairman of the Board of Directors of Pure Bioscience, Inc., a Delaware corporation, effective immediately upon the date set forth above.

I have appreciated the opportunity to serve with such a fine group of dedicated and hardworking directors, officers and employees, and wish all of you continued success in all of your endeavors.

By copy of this letter, I would also ask that all past due compensation be forwarded to the following address:
33605 Contour Drive
Burlington, WI  53105

Very truly yours, /s/ Dave Pfanzelter Dave Pfanzelter